Evolving Gold Corp.
Suite 1200, 1188 West Georgia Street
Vancouver, BC V6E 4A2
Phone (604) 685 6375
info@evolvinggold .com

News Release

Evolving Gold Announces Resignation of Corporate Advisors

Vancouver, British Columbia, January 20, 2006: Evolving Gold Corp. (“Evolving Gold”) (CNQ:GOLD) announces today that the consulting contract with First Star Strategies Inc. (“First Star”) announced September 28, 2005 has terminated effective immediately. All stock options issued to First Star have also been cancelled. The Company wishes to thank First Star for its efforts over the past months.

ON BEHALF OF EVOLVING GOLD CORP.

“Warren McIntyre”

Warren McIntyre
Chief Financial Officer,
Corporate Secretary and Director